ITEM 77M: Mergers

Value Line New York Tax Exempt Trust

On February 17, 2012, the Board of Trustees of the Value Line New York Tax Exempt Trust (the Trust) approved an Agreement and Plan of Reorganization (the Plan) pursuant to which the Trusts shareholders would become shareholders of The Value Line Tax Exempt Fund, Inc. (the Surviving Fund), which is another fund within the Value Line Family of Funds.

On May 17, 2012, a special meeting of the shareholders
(the meeting) of the Trust (the Acquired Fund) was held to consider to vote upon the Plan between the Acquired Fund and the Surviving Fund.

On May 18, 2012, the Surviving Fund acquired all of the assets and assumed liabilities of the Acquired Fund, in a tax-free exchange for Federal tax purposes, pursuant to the Plan approved by the Board of both Funds and shareholders of record of the Acquired Fund as of the applicable record date.